VIA EDGAR CORRESPONDENCE

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Daniel L. Gordon

August 4, 2014

Dear Mr. Gordon,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (“Form 20F”)
Filed April 15, 2014
File No. 001-33178

We are responding to the Staff’s letter of June 19, 2014 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Commission on April 15, 2014. For the Staff’s convenience, we have set forth the Staff’s comments immediately preceding each response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20F filed on April 15, 2014.

1.	You have disclosed that your subsidiary has been granted the exclusive right to manage, operate and control City of Dreams Manila. Please elaborate upon the notion of control and provide your analysis under ASC 810-10, including the specific rights held by you and the Philippine Parties. Tell us how you have determined that you should consolidate this entity. We note from your disclosure on page 59 that both you and the Philippine Parties are each responsible for contributing at least US$500 million to the project. Please address how these capital contributions from the Philippine Parties affect your analysis.

We note the Staff’s comment. We would like to clarify that we applied the voting interest model under ASC 810-10 as the basis for consolidating MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”) based on the facts and analysis set out below.

MCE Leisure Philippines is a wholly owned subsidiary of Melco Crown (Philippines) Resorts Corporation (“MCP”), which is our indirect majority-owned subsidiary whose common shares are listed on the Philippines Stock Exchange. As of December 31, 2013, we indirectly held approximately 76.38% equity interest in MCP and in turn we held approximately 76.38% equity interest in MCE Leisure Philippines through MCP. The remaining voting interests of MCP were held by the public. To our best knowledge and belief, the Philippine Parties or their related parties did not hold equity interest in MCP of 5% or more.

We would like to further clarify the arrangement between us and the Philippine Parties on the rights and obligations, as well as the capital contributions, relating to City of Dreams Manila. Three wholly owned subsidiaries of MCP, namely, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation and MCE Leisure Philippines, (collectively referred to as the “MCE Holdings Group”), have been cooperating with the Philippine Parties to develop and operate City of Dreams Manila. Under certain agreements made with the Philippine Parties as described on page 58 of the Form 20F, MCE Leisure Philippines has been designated as the operator of City of Dreams Manila and the sole and exclusive representative of the licensees (who are the MCE Holdings Group and the Philippine Parties) in connection with the Provisional License, with the exclusive right to manage, operate and control City of Dreams Manila.

Under the Provisional License, PAGCOR requires the MCE Holdings Group and the Philippine Parties as the licensees to make a total investment commitment in City of Dreams Manila of US$1 billion (the “Investment Commitment”). Under the Philippine Cooperation Agreement, MCE Leisure Philippines and the Philippine Parties are each responsible for committing at least US$500 million. The Investment Commitment consists mainly of (a) the estimated fair value of the land contributed by the Philippine Parties approved by PAGCOR, and (b) construction costs for the main building at City of Dreams Manila and connecting structure. Specifically, the Philippine Parties are primarily responsible for any construction and related costs for the building structures and utilities, while MCE Leisure Philippines is responsible for the fit-out and furniture, fixtures, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures of City of Dreams Manila. In accordance with the Lease Agreement, the Philippine Parties have leased the land and building structures of City of Dreams Manila described above to MCE Leisure Philippines and are receiving rental payments which were determined on an arm’s length basis by reference to prevailing market rents, from MCE Leisure Philippines. Neither such provision of land and building structures nor any future required investment commitment in City of Dreams Manila to be contributed by the Philippine Parties will result in the Philippines Parties receiving an equity investment in MCE Leisure Philippines. Pursuant to the operating agreement for the management and operation of City of Dreams Manila, entered into amongst MCE Leisure Philippines and the Philippine Parties, in consideration of MCE Leisure Philippines’s appointment as the sole and exclusive representative of the licensees, the Philippine Parties are entitled to receive a monthly payment upon commencement of the operations of City of Dreams Manila based on the performance of gaming operations of City of Dreams Manila. MCE Leisure Philippines, on the other hand, is responsible for providing the necessary operation capital to fund the operation of City of Dreams Manila and is liable for all the costs and expenses of operating, managing and maintaining City of Dreams Manila, including the rental payments to be made to the Philippine Parties for the lease of land and building described above. Additionally, MCE Leisure Philippines has the right to retain the residual profit/loss from both the gaming and non-gaming operations (net of the above-mentioned monthly payment to the Philippine Parties) of City of Dreams Manila upon commencement of the operations.

In order to account for the above transaction, we have evaluated and determined that MCE Leisure Philippines and MCP by design are not structured as a variable interest entity (“VIE”) as defined in ASC 810-10-15-14 on the ground that (i) the total equity investment at risk is sufficient to finance the activities of MCE Leisure Philippines without additional subordinated financial support provided by any parties, including the Philippine Parties as of December 31, 2013. Specifically, MCP and MCE Leisure Philippines raised fund through equity in 2013; (ii) the Philippine Parties do not have any voting rights, do not have obligation to absorb any expected losses of MCE Leisure Philippines and do not have right to receive expected residual returns of MCE Leisure Philippines given that the Philippine Parties’ return is limited to the receipt of the rental payments for the land and building structure as well as to a monthly payment upon commencement of the operations of City of Dreams Manila based on the performance of gaming operations of City of Dreams Manila; and (iii) the Company through its voting rights (i.e. majority vote) has a power to direct the activities of MCE Leisure Philippines that most significantly affect its economic performance and exposes to the expected losses or has the right to receive the expected residual returns of MCE Leisure Philippines in proportion to its voting interest. In addition, the interests in any specified assets of the VIE and silo provisions under ASC 810-10 do not apply as MCE Leisure Philippines and MCP have not been determined to be a VIE. Based on above, the Company has concluded that MCE Leisure Philippines is a voting interest entity which has been further assessed for consolidation below.

ASC 810-10-15-8 further states that the usual condition for a controlling financial interest is the direct or indirect ownership of a majority voting interest (which means more than 50 percent of the outstanding voting shares), which is a factor pointing toward consolidation, unless the control does not rest with the majority owner as a result of other arrangements. In addition, the directors of MCP and MCE Leisure Philippines were nominated for appointment by MCP’s nominated directors and independent directors (“NCGC”) which comprises of the Company’s nominated directors and independent directors. The appointment of directors of MCP and MCE Leisure Philippines were ultimately subject to approval by its respective shareholders in proportion to their shareholdings. Pursuant to the terms of contractual arrangement described above, the Philippine Parties do not have any voting rights, no equity investments or any other rights conferring them with any power to participate in significant decisions in the ordinary course of business of MCE Leisure Philippines, including but not limited to, any rights to approve the budget, dividend distribution, veto rights or any rights to remove or nominate directors. In addition, to our best knowledge and belief, the Philippine Parties did not have equity interest in MCP equal to or more than 5% as of December 31, 2013. Based on above, we have concluded that we have a controlling financial interest in MCE Leisure Philippines through MCP by virtue of our holding of the majority voting interest in both MCP and MCE Leisure Philippines and our nomination of the directors of MCP and MCE Leisure Philippines for appointment by the NCGC, which comprises of MCP’s and the Company’s nominated directors and independent directors as stipulated in ASC810-10-15-8. Therefore, we have consolidated MCE Leisure Philippines under ASC 810-10-25-1.

2.	We note your disclosure under “Rooms” on page 87. In future Exchange Act periodic reports, please clarify whether ADR, occupancy rate and REVPAR include or exclude the impact of promotional allowances and discuss such impact.

In our future Exchange Act periodic reports, we will revise the narrative under this subheading to clarify that Room revenues include the impact of promotional allowances and we will also clarify that ADR, occupancy rate and REVPAR include the impact of promotional allowances by revising the definition of ADR, occupancy rate and REVPAR under the Glossary section and the subheading “Key Performance Indicators (KPIs)”. In addition, we will expand the narratives under the sub-heading of “Key Performance Indicators (KPIs)” in future periodic reports to discuss the impact of promotional allowances on the hotel operations as follows:

“Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complementary rooms were excluded from the calculation. As not all available rooms are occupied, average daily rates are normally higher than revenue per available room”.

3.	We note that you capitalize payroll and payroll-benefit related costs during the development and construction stage of your casino gaming and entertainment resort facilities. Please tell us the methodology used to allocate salaries and related personnel costs to each specific asset and the amount of payroll that was capitalized or deferred in the past three years.

We would like to clarify that the allocation of the salaries and related personnel costs to each specific asset, which include Studio City, City of Dreams and City of Dreams Manila (as applicable for relevant year), is based on the time the employee spent directly on the development and construction of the relevant casino gaming and entertainment resort facilities and in proportion to the total hours employed (including compensated absences). The payroll and payroll benefit-related cost associated with support functions, such as executive management, corporate accounting, acquisitions, purchasing, corporate legal, office management and administration marketing, human resources, and information systems, are not direct and incremental to the development and construction activity and therefore, have not been capitalized.

The total amounts of payroll and payroll-benefit related costs that were capitalized in construction in progress in relation to the development and construction of Studio City, City of Dreams and City of Dreams Manila (as applicable for relevant year) were US$20.0 million, US$9.6 million and US$1.7 million during the years ended December 31, 2013, 2012 and 2011, respectively. No amounts have been deferred in the past three years.

4.	Please quantify the amount of cash that was frozen by the Taiwanese authorities and how this amount was classified on the statement of cash flows. In addition, please explain your rights to this cash and whether you anticipate being able to gain access to the cash in the future.

The amount of cash that was frozen by the Taiwanese authorities on January 9, 2013 was approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) as disclosed on pages 106 and 148 of the Form 20F. As of December 31, 2013, the amount was approximately New Taiwan dollar 3.00 billion (equivalent to approximately US$102.9 million). The slight difference in the cash amounts was due to certain banking transactions that had only been completed after the account was frozen and interest income accrued to the bank balance. The frozen amount was classified as changes in restricted cash under cash flow from investing activities on the statement of cash flows on page F-10.

The bank account was frozen by the Taiwan authorities in early 2013 pending their investigations into certain alleged violations of Taiwan Banking Act and/or Foreign Exchange Regulation Act by certain employees of our subsidiary’s branch office in Taiwan. Based on our assessment of information and legal advice received at the time our 2013 financial statements and Form 20F were prepared and filed, we concluded that there was no obvious strong support for a valid case against us. Based on the legal advice we received as to the typical investigation process undertaken by a prosecutor in Taiwan, we believed the investigation would end with the release of the frozen fund within 2014. Based on the above, we held the view that the fund was our property and asset as of December 31, 2013.

As of today’s date, none of the suspects has been charged. Although our subsidiary’s branch office in Taiwan (“Branch”) was named as a suspect under this investigation on July 14, 2014, we are not aware of any new information or development that affects the merits of this case. Based on current information and relevant legal analysis, we have been advised by our Taiwanese counsel that the operations of the Branch in Taiwan are lawful and not in violation of any local banking or foreign exchange legislations. Hence, our view remains that there is no obvious substantive support for a valid case by the Taiwan authorities. Unless the Taiwan authorities decide to pursue this case, there remains a possibility that the investigation could be closed by the end of 2014 based on the information available to us, in which case, we could reasonably expect our funds to be released later this year. If, however, the Taiwan authorities commence proceedings against any of the suspects, we would dedicate resources needed to diligently pursue our defense and a release of the frozen funds.

We are monitoring this case closely and will re-assess the right and accessibility to the fund if there is any development in the case. We will account for the fund and provide relevant disclosure in future filings as and when appropriate.

5.	We note that you have approximately $51 million of net receivables from casino customers that are not expected to be settled within the next year. Please explain to us in detail why you believe that these receivables are collectible, given the nature of the debt and the fact that they are already over 90 days old.

We would like to clarify that the net receivables from casino customers that are not expected to be settled within the next year were approximately US$6.3 million instead of US$51 million. The amount of approximately US$51 million was the amount of deposits and other assets as at December 31, 2013 as disclosed in Note 8 Long-Term Prepayments, Deposits and Other Assets on page F-25, which does not include any net receivables from casino customers. The Company believes that the receivables of approximately US$6.3 million remain collectible, even though they are already over 90 days old as we hold collateral as security for most of these receivables and we expect these receivables to be settled after one year. The uncollateralized amount is not material.

6.	Please disclose the amount of cost recognized for each of your defined contribution plans for all periods presented in accordance with ASC 715-70-50-1.

Please note that the amount of cost recognized for each of our defined contribution plans (including those for the Company and its subsidiaries and collectively referred to as the “Group”) for the years ended December 31, 2013, 2012 and 2011 were as follows:

	Year ended December 31,
	2013	2012	2011
	(in thousands of US$)
Macau Employee Benefit Scheme	$7,922	$4,919	$5,182
Hong Kong Employee Benefit Scheme	205	129	108
Philippines Employee Benefit Scheme	9	—	—
Other Jurisdictions Employee Benefit Scheme	29	27	42
Executive Officers Benefit Scheme	357	228	82

	$8,522	$5,303	$5,414

We confirm that the total amounts of cost recognized for all defined contribution plans of the Group were US$8.5 million, US$5.3 million and US$5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively, which accounted for less than 2% of the net income during such periods. We had considered disclosing the amounts of cost recognized for each of the defined contribution plans in the consolidated financial statements of the Group for the fiscal year ended December 31, 2013 in accordance with ASC 715-70-50-1, but did not include the same in our Form 20F as the amounts were immaterial. We confirm that we will include such disclosure in our future Exchange Act periodic reports in case the amounts are material.

Acknowledgements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Desmond Wong at +852-2598-3660 or Edmond Choi at +852-2598-3616 or me at +852-2598-3601 if you have any further questions.

Very truly yours,

Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis
Chief Financial Officer

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